Got Served LLC

Profit and Loss % of Total Income

January - December 2023

	TOTAL	
	JAN - DEC 2023	% OF INCOME
Income		
Beer & Wine	0.00	0.00 %
Discounts Given	-70.72	-0.01 %
Food Sales	1,098,916.56	84.81 %
Beer/Wine	32,655.64	2.52 %
Discounts/Refunds Given	-6,208.27	-0.48 %
N/A Beverages	20,699.35	1.60 %
Offsite/Cater	45,091.24	3.48 %
Total Food Sales	**1,191,154.52**	**91.93 %**
Grant Income	27,225.33	2.10 %
Sales of Product Income	-280.11	-0.02 %
Tips Collected	77,747.01	6.00 %
Total Income	**$1,295,776.03**	**100.00 %**
Cost of Goods Sold		
Cost of Goods Sold		
Food Costs	241,022.49	18.60 %
Beer/Wine	27,641.87	2.13 %
N/A Beverages	12,084.75	0.93 %
trash liners, soap, cleaning supplies	5,375.01	0.41 %
Total Food Costs	**286,124.12**	**22.08 %**
Paper Goods(to go container/cups, etc.)	33,251.78	2.57 %
Payroll Expenses	0.00	0.00 %
Management Fees	2,709.27	0.21 %
Payroll Taxes	48,123.87	3.71 %
Tips Income	0.00	0.00 %
Wages	392,813.80	30.31 %
Workers Compensation	13,927.80	1.07 %
Total Payroll Expenses	**457,574.74**	**35.31 %**
Total Cost of Goods Sold	**776,950.64**	**59.96 %**
Total Cost of Goods Sold	**$776,950.64**	**59.96 %**
GROSS PROFIT	**$518,825.39**	**40.04 %**
Expenses		
Advertising & Marketing	723.86	0.06 %
Graphic Design	325.88	0.03 %
Printing	317.16	0.02 %
Website Site & Hosting	694.08	0.05 %
Total Advertising & Marketing	**2,060.98**	**0.16 %**
Bank Charges & Fees		
Bank Fees	102.71	0.01 %

Got Served LLC

Profit and Loss % of Total Income
January - December 2023

	TOTAL	
	JAN - DEC 2023	% OF INCOME
Merchant Service Fees	29.56	0.00 %
Bi-rite fees	463.75	0.04 %
Chefs Warehouse fees	429.30	0.03 %
Door Dash Fees	38,876.04	3.00 %
Square Fees	20,461.82	1.58 %
sysco fees	382.92	0.03 %
Uber Eats Fees	8,068.53	0.62 %
Total Merchant Service Fees	**68,711.92**	**5.30 %**
Total Bank Charges & Fees	**68,814.63**	**5.31 %**
Car & Truck	2,573.19	0.20 %
Computer/Software		
Software Licenses	0.00	0.00 %
Total Computer/Software	**0.00**	**0.00 %**
covid tests	16.92	0.00 %
Depreciation	27,540.00	2.13 %
Insurance	38,885.63	3.00 %
Interest Paid	8,090.96	0.62 %
Meals	0.00	0.00 %
Restaurants	7,462.00	0.58 %
Snacks/Beverages	5,818.27	0.45 %
Total Meals	**13,280.27**	**1.02 %**
Membership	0.00	0.00 %
Office Supplies & Software	3,335.16	0.26 %
Permits & Licenses	509.80	0.04 %
Postage & Delivery	58.74	0.00 %
Professional Services		
Independent Contractors	8,124.82	0.63 %
Tax Accounting	1,000.00	0.08 %
Total Professional Services	**9,124.82**	**0.70 %**
Rent	52,176.23	4.03 %
Repairs & Maintenance	1,874.03	0.14 %
Grease Trap	4,210.00	0.32 %
Kitchen Equipment	15,319.42	1.18 %
Total Repairs & Maintenance	**21,403.45**	**1.65 %**
subscriptions	1,039.39	0.08 %
Taxes	60.00	0.00 %
City	1,328.00	0.10 %
State LLC	4,304.30	0.33 %
Total Taxes	**5,692.30**	**0.44 %**
Travel	55.95	0.00 %

Got Served LLC

Profit and Loss % of Total Income

January - December 2023

	TOTAL	
	JAN - DEC 2023	% OF INCOME
Uniforms	5,745.99	0.44 %
Utilities		
Auto Chlor	3,776.99	0.29 %
Internet	2,944.19	0.23 %
Linen Service	3,257.73	0.25 %
Pest Control	1,350.00	0.10 %
PG%E	17,300.10	1.34 %
Security	800.01	0.06 %
Trash	6,309.75	0.49 %
Water	3,349.45	0.26 %
Total Utilities	**39,088.22**	**3.02 %**
Total Expenses	**$299,492.63**	**23.11 %**
NET OPERATING INCOME	**$219,332.76**	**16.93 %**
Other Income		
Bonus	7,000.00	0.54 %
Interest Income	0.05	0.00 %
Total Other Income	**$7,000.05**	**0.54 %**
NET OTHER INCOME	**$7,000.05**	**0.54 %**
NET INCOME	**$226,332.81**	**17.47 %**

Got Served LLC

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	0.00
cashier's Check	0.00
Chase Checking - 9128	96,436.52
Chase Savings -3971	9,626.98
Total Bank Accounts	**$106,063.50**
Other Current Assets	
Equipment & Fixtures	0.00
Inventory Asset	0.00
Undeposited Funds	2,643.34
Total Other Current Assets	**$2,643.34**
Total Current Assets	**$108,706.84**
Fixed Assets	
Construction	41,320.74
Accumulated Depreciation - Construction	-1,545.00
Total Construction	**39,775.74**
Furniture, Fixtures, Equipment	77,170.04
Accumulated Depreciation - Furniture and Fixtures	-39,466.00
Total Furniture, Fixtures, Equipment	**37,704.04**
Total Fixed Assets	**$77,479.78**
Other Assets	
Security Deposit	7,600.00
Total Other Assets	**$7,600.00**
TOTAL ASSETS	**$193,786.62**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Chase Visa -2886	-490.03
Chase Visa - Eric	80,838.05
Chase Visa - Peter	-68,206.86
Total Chase Visa -2886	**12,141.16**

Got Served LLC

Balance Sheet

As of December 31, 2023

	TOTAL
Total Credit Cards	**$12,141.16**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	116.04
Sales Tax Payable	11,006.27
Total Other Current Liabilities	**$11,122.31**
Total Current Liabilities	**$23,263.47**
Long-Term Liabilities	
Loans	
SMBX Loans	68,522.74
Yulius Tjahjadi Loan	50,000.00
Total Loans	**118,522.74**
Total Long-Term Liabilities	**$118,522.74**
Total Liabilities	**$141,786.21**
Equity	
Opening Balance Equity	0.00
Owner’s Capital - Eric	
EE - Investment	15,266.56
EE - Owners Draw	-110,624.34
Total Owner’s Capital - Eric	**-95,357.78**
Owner’s Capital - Peter	
PD - Investment	9,000.00
PD - Owner’s Draw	-97,113.21
Total Owner’s Capital - Peter	**-88,113.21**
Retained Earnings	9,138.59
Net Income	226,332.81
Total Equity	**$52,000.41**
TOTAL LIABILITIES AND EQUITY	**$193,786.62**

Got Served LLC

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	226,332.81
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory Asset	61.83
Construction:Accumulated Depreciation - Construction	1,059.00
Furniture, Fixtures, Equipment:Accumulated Depreciation - Furniture and Fixtures	26,481.00
Accounts Payable (A/P)	0.00
Chase Visa -2886:Chase Visa - Eric	32,853.94
Chase Visa -2886:Chase Visa - Peter	-24,487.88
California Department of Tax and Fee Administration Payable	38.71
Sales Tax Payable	9,692.04
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**45,698.64**
Net cash provided by operating activities	**$272,031.45**
INVESTING ACTIVITIES	
Furniture, Fixtures, Equipment	-7,916.00
Net cash provided by investing activities	**$ -7,916.00**
FINANCING ACTIVITIES	
Loans:SMBX Loans	-15,954.52
Owner's Capital - Eric:EE - Owners Draw	-76,442.64
Owner's Capital - Peter:PD - Investment	6,000.00
Owner's Capital - Peter:PD - Owner's Draw	-67,200.00
Net cash provided by financing activities	**$ -153,597.16**
NET CASH INCREASE FOR PERIOD	**$110,518.29**
Cash at beginning of period	-1,811.45
CASH AT END OF PERIOD	**$108,706.84**